Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-277003
February 5, 2025

PepsiCo, Inc.
4.400% Senior Notes due 2027
4.450% Senior Notes due 2028
4.600% Senior Notes due 2030
5.000% Senior Notes due 2035

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	February 5, 2025
Settlement Date (T+2):	February 7, 2025
Title of Securities:	4.400% Senior Notes due 2027	4.450% Senior Notes due 2028	4.600% Senior Notes due 2030	5.000% Senior Notes due 2035
Aggregate Principal Amount Offered:	$500,000,000	$750,000,000	$1,000,000,000	$1,250,000,000
Maturity Date:	February 7, 2027	February 7, 2028	February 7, 2030	February 7, 2035
Interest Payment Dates:	Semi-annually in arrears on each February 7 and August 7, commencing August 7, 2025	Semi-annually in arrears on each February 7 and August 7, commencing August 7, 2025	Semi-annually in arrears on each February 7 and August 7, commencing August 7, 2025	Semi-annually in arrears on each February 7 and August 7, commencing August 7, 2025
Benchmark Treasury:	4.125% due January 31, 2027	4.250% due January 15, 2028	4.250% due January 31, 2030	4.250% due November 15, 2034
Benchmark Treasury Yield:	4.181%	4.195%	4.238%	4.416%
Spread to Treasury:	+22 basis points	+27 basis points	+40 basis points	+60 basis points
Re-offer Yield:	4.401%	4.465%	4.638%	5.016%
Coupon:	4.400%	4.450%	4.600%	5.000%
Price to Public:	99.998%	99.958%	99.832%	99.875%
Optional Redemption:	Prior to February 7, 2027, make-whole call at Treasury Rate plus 5 basis points	Prior to January 7, 2028, make-whole call at Treasury Rate plus 5 basis points; par call at any time on or after January 7, 2028	Prior to January 7, 2030, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after January 7, 2030	Prior to November 7, 2034, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after November 7, 2034

Net Proceeds to PepsiCo (Before Expenses):	$499,240,000	$747,997,500	$994,820,000	$1,242,812,500
Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	30/360	30/360	30/360	30/360
CUSIP / ISIN:	713448 GD4 / US713448GD49	713448 GA0 / US713448GA00	713448 GB8 / US713448GB82	713448 GC6 / US713448GC65
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC
Senior Co-Managers:	HSBC Securities (USA) Inc. Mizuho Securities USA LLC Barclays Capital Inc. SG Americas Securities, LLC
Co-Managers:	Blaylock Van, LLC Drexel Hamilton, LLC Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Standard Chartered Bank U.S. Bancorp Investments, Inc.

The issuer expects that delivery of the notes will be made, against payment for the notes, on or about February 7, 2025, which will be the second business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within one business day (T+1), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of notes who wish to trade the notes on the date hereof will be required, because the notes initially will settle within two business days (T+2), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade on the date hereof should consult their own legal and financial advisors.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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